October 21, 2005

Mr. Patrick Gilmore

Securities and Exchange Commission

Mail Stop 4561

100 F Street, N.E.

Washington, DC 20549

Re:	Additional Information Regarding Disclosures in Form 10-K and Forms 8-K—File No. 000-27501

Dear Mr. Gilmore:

This is in response to our conversation yesterday regarding questions raised by Kathleen Collins in her letter to James C. Malone dated September 13, 2005. As we discussed, attached is a section entitled “Reconciliation of GAAP Net Income (Loss) to Adjusted EBITDA” which we plan to include in substantial part in our press release to be issued in connection with our earnings call next Tuesday, October 25th. Please let me know whether you have any questions, comments or issues regarding this disclosure.

Also, as we discussed yesterday, I would greatly appreciate your faxing to me today (or at the latest next Monday before our Tuesday earnings call) a letter indicating that the Commission has cleared and has no additional questions or issues related to requests No. 1 through 4 and 6 of Ms. Collins’ letter (and request No. 5 of Ms. Collins’ letter if you find the attached disclosure acceptable). My fax number is (949) 219-2197.

Please do not hesitate to call my office at (949) 719-2215 or my cell phone at (949) 322-1191 if you have any questions or comments. We greatly appreciate your timely review and consideration of our response to Ms. Collins’ letter and look forward to hearing from you.

Very truly yours,

/s/ James J. Sullivan

James J. Sullivan

General Counsel

Reconciliation of GAAP Net Income (Loss) to Adjusted EBITDA

We define Adjusted EBITDA as net income (loss), excluding certain recurring expenses related to interest, taxes, operating depreciation and amortization and amortization of other intangible assets and deferred stock compensation. In addition, we have excluded from Adjusted EBITDA certain other items which we consider to be non-recurring or non-operational, such as certain restructuring charges, loss on contracts and impairment charges.

During the fourth quarter of 2003, we decided to wind-down our outsourcing services to physician group customers and to discontinue our hosting and outsourcing services involving non-proprietary software products. We also negotiated a settlement regarding out-of-scope work for one of our fixed-fee implementation projects. As a result, during the fourth quarter of 2003, we recorded a loss on contracts charge of $14.9 million, reflecting our estimate of future losses associated with our physician group contracts and the fixed-fee arrangement. This charge was excluded from Adjusted EBITDA for the fourth quarter of 2003. During 2004 and 2005, we made adjustments to the loss on contracts charge, as the efforts to complete the fixed fee contract and to wind-down our physician group business became better known to us. This resulted in a net reduction of the loss on contracts charge, and an increase to net income, of $1.4 million for 2004 and $2.9 million for the nine-month period ended September 30, 2005, which amounts were eliminated from Adjusted EBITDA.

During the last two years, we also excluded from Adjusted EBITDA certain asset and facility restructuring charges related to our decision to exit certain lines of businesses and a cost containment action which we believe are either non-recurring or non-operational in nature. During the fourth quarter of 2003, we excluded from Adjusted EBITDA a $4 million asset write-down associated with our decision to wind-down our physician group business and our outsourcing services involving non-proprietary software, as discussed in the preceding paragraph. We also excluded from Adjusted EBITDA losses of approximately $870,000 related to the closure of three facilities in 2004 and approximately $1.1 million for the closure of two additional facilities in 2005. These closures were part of a single cost-containment plan that commenced in 2004.

The following schedule provides a reconciliation of GAAP net income (loss) to Adjusted EBITDA for the periods indicated:

Three Months Ended September 30,
	2005	2004
Net income (loss)
Interest expense, net
Provision for income taxes
Operating depreciation and amortization
Amortization of other intangible assets
Amortization of deferred stock compensation
EBITDA
Loss on contracts, net
Restructuring, impairment and other charges
Adjusted EBITDA

We use Adjusted EBITDA to provide both management and investors with a more complete understanding of our underlying operating performance and profitability. In addition to net income (loss), cash provided from operations and other GAAP financial measures, we use Adjusted EBITDA to provide a meaningful comparison between current results and prior reported results, and as a basis for planning and forecasting for future periods. We believe that Adjusted EBITDA is an important indicator of a company’s ability to incur and service debt and its capacity for making capital expenditures. We monitor Adjusted EBITDA because it relates to a covenant contained in our loan agreements. Additionally, we use Adjusted EBITDA in our cash bonus program as a metric for evaluating management’s performance for compensation purposes.

Adjusted EBITDA, however, is not a recognized term under GAAP and should not be considered by investors as an alternative to net income (loss), an indicator of cash flow from operations or a measure of liquidity. Because not all companies calculate Adjusted EBITDA identically, this presentation may not be comparable to similarly titled measures of other companies. Adjusted EBITDA is not intended to be a measure of free cash flow for management’s discretionary use, as it excludes certain cash requirements, such as interest expense, income taxes and cash costs arising from certain losses on contracts and restructuring activities.